Exhibit 99.25

GRANDVIEW GOLD INC. – "MANAGEMENT’S DISCUSSION AND ANALYSIS"
THREE MONTHS ENDED AUGUST 31, 2009

The following Management Discussion and Analysis (“MD&A”) reviews the financial condition and results of operations of Grandview Gold Inc. (“Grandview” or the “Company”), formerly Consolidated Grandview Inc., for the three months ended August 31, 2009 (“first quarter 2010”) and its financial position as at August 31, 2009. The MD&A should be read in conjunction with Grandview’s audited annual consolidated financial statements and related notes, as at May 31, 2009. The comparative reporting period is the three-month period ended August 31, 2008 (“first quarter 2009”)

Grandview’s financial statements were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars. A summary of the differences in Canadian GAAP and those generally accepted in the United States (“US GAAP”), which affects the Company, is contained in Note 13 to the interim consolidated financial statements for the first quarter 2010.

Additional information relating to the Company and subsequent press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available online at www.sedar.com, or at the Company’s website at www.grandviewgold.com

The Company’s shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “GVX”. Grandview also publicly lists its securities on the NASDAQ OTC Bulletin Board, under the symbol “GVGDF”.

This MD&A was prepared on October 15, 2009.

Forward Looking Statements

This MD&A includes certain forward-looking statements within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the near future, including future business strategy, goals, exploration programs or other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from future results expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current or planned exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious metal prices and other such factors. Accordingly, the reader should not place undue reliance on forward-looking statements by the Company. Statements speak only as of the date on which they are made.

OVERALL PERFORMANCE

Overview and Corporate History

Grandview is a mineral exploration company focused on creating value for shareholders by exploring and, if warranted, developing gold properties in North America. Grandview continues to be involved in the acquisition, exploration and, if warranted, the development of properties for the mining of precious metals in Ontario and Manitoba, Canada.

Grandview was incorporated in 1945 and was primarily engaged in the mineral exploration and resource sector up to 1987, when trading of the Company’s securities ceased. In November 1998, Grandview invested in Navitrak International – a company involved in high-technology products involving global positioning systems (GPS). Grandview pursued this investment opportunity, but subsequently decided to return to mineral exploration and mining during 2004, after putting a new management team in place and identifying an exploration property of merit with a geological report in accordance with National Instrument 43-101.

Economic Situation and Company Response

The Company has taken firm measures in response to the global financial and commodity price crisis. Management is strongly committed to ensuring that the Company survives the current market turmoil and is implementing a strategy to ensure this goal. The Company reduced expenditures to a minimum during 2009 through significant cost reductions at all its operations and the corporate head office.

However, current market conditions and the difficulty of obtaining financing during the current economic downturn substantially increases concerns regarding the ability of the Company to raise additional capital and to continue as a going concern.

The realization of shareholder value will continue to be the Company’s key objective, and continuing advancement of the Company’s projects will be fundamental to this objective. Although the current cash position of the Company is sufficient to cover corporate activities and minor operational activities, including the maintenance of royalty, option and other property commitments, the Company is actively seeking to raise additional funding to achieve its goal of advancing its exploration and development activities at its properties of merit.

The Company had available to it at August 31, 2009 $324,654 (May 31, 2009 $514,086) in cash and short-term investments and does not earn any revenue from any of its properties. Such circumstances, in addition to uncertainty relating to the Company’s ability to obtain the necessary funding to complete exploration and development work, lend substantial doubt as to the ability of the Company to achieve future profitable production and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company's ability to continue as a going concern is dependent upon its ability to fund its working capital, exploration and development requirements and eventually to generate positive cash flows, either from operations or sale of properties.

Properties and Projects

The Company did not engage in any substantial level of exploration activity during the first quarter 2010, substantially distorting comparisons with previous financial reporting periods.

Pony Creek / Elliot Dome Properties in the State of Nevada, USA

The cumulative exploration costs and acquisition costs originally capitalized for these properties were written off at year-end (May 31, 2009), as the Company no longer considered it feasible to continue incurring the property payments required to maintain its interest. The total write-off incurred during 2009 was $5,903,342. The Company incurred expenditures of $Nil for the first quarter 2010, compared with $167,298 for the first quarter 2009.

Red Lake Properties – Loisan, Dixie Lake and Sanshaw-Bonanza in Ontario, Canada

Grandview has a 100% interest in eight mining claims, covering approximately 60 hectares, located in Red Lake, Ontario, Canada (the “Loisan Property”).

Grandview has a 64% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (the “Dixie Lake Property”).

Grandview has also acquired a 60% interest in ten (10) unpatented and two (2) patented mining claims, located on Red Lake, Ontario (the “Sanshaw-Bonanza Property”).

Exploration costs of $68,783 were incurred during the first quarter 2010 on the Red Lake Properties (first quarter 2009: $99,060). Cumulative exploration costs incurred from the inception of the exploration stage to August 31, 2009 were $3,511,576.

Rice Lake Properties – Bissett, Gem, GVG, Angelina and Banksian in Manitoba, Canada

Grandview owns a 100% interest in three (3) mining claims, located in Manitoba, Canada (the “Bissett Gold Camp Claims”.

Grandview has an option to acquire a 50% interest in the Gem Property, a property consisting of seven (7) claims covering 1,594 hectares, located near Rice Lake, Manitoba (the “Gem Property”). Grandview has a 100% interest in sixteen (16) unpatented mining claims in the Long Lake – Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the “GVG Property”).

Grandview has a 100% interest in four (4) unpatented mining claims covering 351 hectares in the Rice Lake belt in southeastern Manitoba (the “Angelina Property”).

Grandview has a 100% interest in fourteen (14) unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering 2,824 hectares (the “Banksian Property”).

The Company wrote off at year-end (May 31, 2009) the total accumulated capitalized exploration expenditures incurred on these properties of $1,557,112. The Company incurred expenditures of $Nil during the first quarter 2010, compared with $63,343 for the first quarter 2009.

Rocky Ridge Property in Manitoba, Canada

Grandview had an option to acquire a 70% interest in 7 mining claims, located in the Lac du Bonnet mining district of Manitoba (the “Rocky Ridge Property”). The Company allowed its option to lapse on this property during 2008, due to poor drill results.

Results of Operations

First quarter 2010

Grandview incurred a net loss of $463,040 for the first quarter 2010, compared with $138,389 for the first quarter 2009. The increase in net loss for the first quarter 2010 compared with the corresponding period last year is predominantly attributable to share-based payment expense of $368,500 incurred during the first quarter 2010, compared with $Nil for the first quarter 2009.

Cash flows used in operating activities for the first quarter 2010 of $65,398 compares with $40,843 for the first quarter 2009.

SUMMARY OF QUARTERLY RESULTS

The following tables set out financial performance highlights for the past eight quarters.

	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
	Aug. 31,	May. 31,	Feb. 28,	Nov. 30,
	2009	2009	2009	2008
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	460,325	74,970	243,077	98,801
Net loss	(463,040)	(6,063,504)	(1,589,709)	(96,316)
Net loss per share	(0.01)	(0.16)	(0.04)	(0.00)
Cash flows used in operating activities	(65,398)	(70,034)	(112,647)	(125,485)
Cash and cash equivalents & short-term investments, end of period	324,654	514,086	694,958	479,071
Assets	3,934,256	3,999,201	10,094,150	11,369,813

	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
	Aug. 31,	May 31,	Feb. 28,	Nov. 30,
	2008	2008	2008	2007
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	138,952	425,903	264,491	1,731,395
Net income (loss)	(138,389)	(870,408)	(34,115)	(1,711,526)
Net income (loss) per share	(0.00)	(0.03)	(0.00)	(0.05)
Cash flows used in operating activities	(40,843)	(244,135)	(99,957)	(956,614)
Cash and cash equivalents & short-term investments, end of period	735,523	1,096,266	1,927,043	1,146,482
Assets	11,645,288	11,673,136	12,383,498	11,312,038

Liquidity and Capital Resources

Grandview’s working capital on August 31, 2009 was $251,035, compared with $469,609 on May 31, 2009. The cash balance August 31,2009 was $324,654, compared with cash and short-term investments on May 31, 2009 of $106,593 and $407,493 respectively.

The Company does not earn any revenue from its exploration and development activities and continues to incur net losses. Other than a brokered private placement completed on December 5, 2008 for gross proceeds of $416,666, the Company procured no other sources of funding during fiscal 2009 or the first quarter 2010.

5,044,120 warrants expired during the first quarter 2010.

3,350,000 stock options were issued during the first quarter 2010. The estimated fair market value of these options, expensed during the first quarter 2010, was $368,500.

The Company does not earn any revenue from its exploration and development activities. While Grandview is dependant on the success of financing initiatives, management intends to strictly control all expenses and focus on creating value for shareholders by exploring and developing high-grade gold properties which it believes are to be the most promising.

Disclosure of Outstanding Share Data

The Company is authorized to issue an unlimited number of shares. As of August 31, 2009, the Company had outstanding 44,652,098 common shares, 1,676,026 warrants and 7,750,000 stock options.

As of October 15, 2009, the Company had outstanding 44,985,431 common shares, 1,342,693 warrants and 7,150,000 stock options.

RELATED PARTY TRANSACTIONS

For first quarter 2010, $Nil (first quarter 2009: $15,000) was paid to the former interim CEO and current chairman of the Company for consulting services.

For the first quarter 2010, $37,500 (first quarter 2009: $43,500) was paid to the President and CEO of the Company for consulting services. Included in this amount was $26,500 (first quarter 2009: $15,000) capitalized to mining interests. Also, $Nil (first quarter 2009: $6,000) in car and office allowances was included in this amount.

For the first quarter 2010, $9,000 (first quarter 2009: $17,638) in consulting fees was also paid or accrued to the Chief Financial Officer of the Company.

The Company provided a loan of $90,000 to the President and CEO of the Company. The remaining balance of the loan is $10,000. The loan is unsecured, bears no interest and is due on October 31, 2009. The loan was paid down through the application of various bonuses issued to the President and CEO.

OFF-BALANCE SHEET ARRANGEMENTS

See description of option agreements under the “Properties and Projects” section.

PROPOSED TRANSACTIONS

There are no proposed transactions at this time, although the Company does continue to evaluate potential merger, acquisition, investment and joint venture opportunities.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amount of certain revenue and expenses during the period. Actual results could differ significantly from those estimates.

Critical Accounting Estimates and Assumptions

Assessment of Recoverability of Mineral Property Costs

The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Future Income Tax Assets

In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered “more likely than not,” a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Estimate of Stock Based Compensation and Associated Assumptions

The Company recorded stock-based compensation based on an estimate of the fair value on the grant date of stock options issued. This accounting required estimates of interest rate, life of options, stock price volatility and the application of the Black-Scholes option pricing model.

Assessment of Recoverability of Receivables Including VAT

The carrying amount of accounts receivables, and Value Added Tax are considered representative of their respective values. The Company assesses the likelihood that these receivables will be recovered and, to the extent that recovery is considered doubtful a provision for doubtful accounts is recorded.

Estimate of Fair Value of Financial Instruments

Where the fair value of a financial instrument is different than its carrying value disclosure of the estimated fair value is required. The fair value disclosed is based on management estimates using assumptions such as market interest rates.

Going Concern Assumption

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and settlement of liabilities in the normal course of business as they come due.

The Company's ability to continue as a going concern is dependent upon its ability to fund its working capital and exploration requirements and eventually to generate positive cash flows, either from operations or sale of properties. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

Asset Retirement Obligations

Future costs to retire an asset including dismantling, remediation and ongoing treatment, and monitoring of the site are recognized and recorded as a liability at fair value. The liability is accreted, over time through periodic charges to earnings. In addition, asset retirement costs are capitalized as part of the asset's carrying value and amortized over the asset’s useful life.

The Company has an obligations relating to the retirement of its assets and a liability has been recognized as at August 31, 2009 of $14,375, compared with $13,332 as at May 31, 2009.

The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

Changes in Accounting Policies including Initial Adoption

Goodwill and Intangible Assets

In February 2008, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The adoption of this accounting standard had no impact on the unaudited interim consolidated financial statements as at August 31, 2009.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements. The Company is in the process of evaluating the requirements of the new standards.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

At the close of the most recent fiscal period, the financial instruments of the Company consisted of cash and cash equivalents, short-term investments, accounts receivable, due to a related party, accounts payable and accrued liabilities. Grandview does not expect to be exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair values of all its financial instruments approximate their carrying values.

CONTROLS AND PROCEDURES

The CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures and assessed the effectiveness of the Company's internal controls over financial reporting as of August 31, 2009, pursuant to the requirements of Multilateral Instrument 52-109.

Management has concluded that, as of August 31, 2009, such financial reporting disclosure controls and internal controls over financial reporting were effective.

Management is not aware of any changes in its internal controls over financial reporting during the first quarter 2010 that would materially affect, or is reasonably likely to materially affect, its internal controls over financial reporting.

STATUS OF GRANDVIEW’S TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Company continues to monitor the deliberations and progress on plans to converge to International Financial Reporting Standards ("IFRS") by accounting standard setting bodies and securities regulators in Canada.

Due to resource constraints the Company has not performed any additional assessment work related to its IFRS conversion project during 2009. The Company must still establish a team that will focus its efforts on this initiative. The Company’s search for additional staff for this project is on-going and more IFRS training will be needed for all levels of management. Despite these limitations in personnel, management has made an initial internal assessment of the accounting standards that will be impacted by the transition to IFRS.

The Company will follow the key events timeline proposed by the AcSB to obtain training and thorough knowledge of IFRS, and continue its assessment of accounting policies with reference to IFRS and plan for convergence to be ready for the 2011 changeover.

OUTLOOK

During this recent quarter the company focused efforts on exploration efforts in Ontario and maintaining its land position in good standing. The Company continues to evaluate opportunities in and around its centers of exploration, more specifically Red Lake and Northwestern Ontario and has now substantially completed its exploration program in the Red Lake area.

RISKS AND UNCERTAINTIES

At the present time, Grandview does not hold any interest in a mining property in production. Therefore, the Company’s viability and potential success lies in its ability to develop, exploit and generate revenues from potential mineral deposits discoveries resulting from planned exploration programs on its properties or its option agreements. Revenues, profitability and cash flow from any future mining operations involving the Company will be influenced by precious metal prices and by the relationship of such prices to the production costs. Such prices have fluctuated widely in the past, affected by numerous factors beyond the Company’s control.

Grandview has limited financial resources and there are no assurances that additional funding will be available for further exploration and development of it projects or to fulfill its obligations under applicable option agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there is no assurance that it will be able to obtain such additional financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such property interest.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the Internet at the SEDAR website located at www.sedar.com and at www.grandviewgold.com.